Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this "Agreement") is made and entered into by and between SPT Invest Management Sarl, SPT Holding Sarl, Siemens Pension-Trust e.V. and Siemens AG.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 9, 2026.

**SPT INVEST MANAGEMENT SARL**

Signature: /s/ Thomas Gruenewald
Name/Title: Thomas Gruenewald, Chief Executive Officer

Signature: /s/ Denis Stoffel
Name/Title: Denis Stoffel, Managing Director

**SPT HOLDING SARL**

Signature: /s/ Thomas Gruenewald
Name/Title: Thomas Gruenewald, Chief Executive Officer

Signature: /s/ Denis Stoffel
Name/Title: Denis Stoffel, Chief Financial Officer

**SIEMENS PENSION-TRUST E.V.**

Signature: /s/ Dr.Peter Rathgeb
Name/Title: Dr. Peter Rathgeb, Chair of the Board

Signature: /s/ Heiko Fischer
Name/Title: Heiko Fischer, Vice Chair of the Board

**SIEMENS AG**

Signature:  /s/ Sabine Kalbitz

Name/Title: Sabine Kalbitz, Chief Counsel
Mergers, Acquisitions and Corporate


Signature:  /s/ Hardi Zajewski

Name/Title: Hardi Zajewski, SVP M&A